                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549



                                   FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                    For the Fiscal Year Ended June 30, 2000


                           Commission File No. 1-4329


                         The Standard Products Company
                    (Gaylord, Michigan Plant) UAW Local 388
               Collectively Bargained Savings and Retirement Plan


                          COOPER TIRE & RUBBER COMPANY
             (Exact name of registrant as specified in its charter)




            DELAWARE                                              34-4297750
(State or other jurisdiction of                               (I.R.S. employer
 incorporation or organization)                              identification no.)




                 Lima and Western Avenues, Findlay, Ohio 45840
                    (Address of principal executive offices)
                                   (Zip code)



                                 (419) 423-1321
              (Registrant's telephone number, including area code)

                         The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan


ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Standard Products Company (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan for the fiscal year ended June 30, 1999, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

Consent of Independent Auditors


SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

                                                    COOPER TIRE & RUBBER COMPANY


                                                      /s/ Richard N. Jacobson
                                                    ----------------------------
                                                    RICHARD N. JACOBSON
                                                    Assistant General Counsel
                                                    Assistant Secretary

Date: DECEMBER 21, 2000
      -----------------

FINANCIAL STATEMENTS AND SCHEDULES

The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
Collectively Bargained Savings and Retirement Plan

Years Ended June 30, 2000 and 1999
with Report of Independent Auditors

                         The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                       Financial Statements and Schedules

                       Years Ended June 30, 2000 and 1999



                                    CONTENTS



Report of Independent Auditors.............................................  1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits............................  2

Statements of Changes in Net Assets Available for Benefits.................  3

Notes to Financial Statements..............................................  4

SCHEDULES

Schedule H, Line 4(i)-Schedule of Assets
   Held for Investment Purposes at End of Year.............................  9

Schedule H, Line 4(j)-Schedule of Reportable Transactions.................. 10

                         Report of Independent Auditors


Pension Committee
The Standard Products Company
(Gaylord, Michigan Plant) UAW Local 388
   Collectively Bargained Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The Standard Products Company (Gaylord, Michigan Plant) UAW Local 388 Collectively Bargained Savings and Retirement Plan as of June 30, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at the end of year as of June 30, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





December 18, 2000



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


                          The Standard Products Company

                     (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                                                                    June 30
                                                                                            2000                1999
                                                                                         ----------          ----------
INVESTMENTS:
  Standard Products Company Stock Fund                                                   $        0          $  618,335
  Cooper Tire and Rubber Company Stock Fund                                                 327,957                   0
  Vanguard Windsor II Fund                                                                  586,454             644,426
  Vanguard 500 Index Fund                                                                   214,355              52,962
  Vanguard Prime Money Market Fund                                                          655,112              42,149
  Vanguard STAR Fund                                                                        224,327             207,463
  Vanguard Retirement Savings Trust                                                          86,052              87,383
  Participant Loans                                                                          53,529              62,025
                                                                                         ----------          ----------
                                                              Total investments           2,147,786           1,714,743
                                                                                         ----------          ----------

RECEIVABLES:
  Employer's contributions                                                                    6,010               6,286
  Participants' contributions                                                                24,837              26,236
  Interest and dividends                                                                          0               3,896
  Loan repayments                                                                             3,729               1,810
                                                                                         ----------          ----------
                                                              Total receivables              34,576              38,228
                                                                                         ----------          ----------

NET ASSETS AVAILABLE FOR BENEFITS                                                        $2,182,362          $1,752,971
                                                                                         ==========          ==========


See accompanying notes.

                         The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

          Statements of Changes in Net Assets Available from Benefits


                                                                                                     Year Ended June 30
                                                                                                  2000                1999
                                                                                               ----------          ----------
ADDITIONS:
  Contributions-
    Employer's                                                                                 $   65,428          $   66,808
    Participants'                                                                                 271,322             287,664
                                                                                               ----------          ----------
                                                                  Total contributions             336,750             354,472
                                                                                               ----------          ----------

  Net appreciation in fair value of investments                                                    50,546              72,743
  Interest and dividends                                                                          143,567             102,032
  Other additions                                                                                   3,748                   0
                                                                                               ----------          ----------
                                                                      Total additions             534,611             529,247
                                                                                               ----------          ----------
DEDUCTIONS:
  Benefit payments                                                                                104,980             122,031
  Other deductions                                                                                    240               4,205
                                                                                               ----------          ----------
                                                                     Total deductions             105,220             126,236
                                                                                               ----------          ----------

NET INCREASE                                                                                      429,391             403,011

NET ASSETS AVAILABLE FOR BENEFITS
   AT BEGINNING OF YEAR                                                                         1,752,971           1,349,960
                                                                                               ----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                                               $2,182,362          $1,752,971
                                                                                               ==========          ==========



See accompanying notes.

                          The Standard Products Company

                     (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                          Notes to Financial Statements

                       Years Ended June 30, 2000 and 1999


(1) DESCRIPTION OF PLAN

          The following description of The Standard Products Company (Gaylord,
              Michigan Plant) UAW Local 388 Company Collectively Bargained Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

           GENERAL

              The Plan is a defined contribution plan covering all employees who have completed the 90 day probationary period and are covered by the collective bargaining agreement between UAW Local 388 and The Standard Products Company (Standard Products or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              On October 27, 1999, all of the outstanding common shares of
                 Standard Products were acquired by Cooper Tire & Rubber Company (Cooper) for $36.50 per share and Standard Products became a wholly-owned subsidiary of Cooper. The proceeds from the redemption of the Standard Products Company Stock Fund were deposited into the Vanguard Prime Money Market Fund.

           CONTRIBUTIONS

              Each year, participants may contribute up to 15 percent of their pretax compensation. The Company contributes 40 percent of the first 5 percent of base compensation that the participant contributes to the Plan. All employer matching contributions made through October 27, 1999 were invested in the Standard Products Company Common Stock Fund. All employer contributions after that date were invested in the Vanguard Prime Money Market Fund.

              Upon enrollment, a participant may direct their contributions to any of the Plan's investment fund options.

           PARTICIPANT ACCOUNTS

              Individual accounts are maintained for each participant in the
                 Plan. Each participant's account is credited with the participant's contributions, their allocation of the Company's contributions and Plan earnings.

           VESTING

              The participants are immediately vested in their contributions and the Company's contributions plus actual earnings thereon.

                          The Standard Products Company

                     (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                    Notes to Financial Statements (Continued)

                       Years Ended June 30, 2000 and 1999



(1) DESCRIPTION OF PLAN, continued

           PARTICIPANT LOANS

              Participants may borrow the lesser of 100 percent of their participant elected contributions account or 50 percent of the vested value of their entire account. In no event should the maximum loan exceed $50,000. The interest rate is established based on the prime rate. Interest rates as of June 30, 2000 range from 8.50 percent to 9.50 percent. The loan repayment schedule can be no longer than 54 months. Principal and interest is paid ratably through payroll deductions.

           PAYMENT OF BENEFITS

              In the event of retirement, death, termination, permanent
                 disability or other separation from service, participants shall be entitled to receive an amount equal to the value of the vested value of their account. Payment of benefits may be taken in a lump sum cash distribution or in various annuity options.

           TERMINATION OF THE PLAN

              Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           BASIS OF ACCOUNTING

              The accompanying financial statements are prepared on the accrual basis of accounting.

          INVESTMENT VALUATION AND RECOGNITION

              The accompanying statements of net assets available for benefits reflect the Plan's investments at fair value which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

                          The Standard Products Company

                     (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                    Notes to Financial Statements (Continued)

                       Years Ended June 30, 2000 and 1999



(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

           ADMINISTRATIVE EXPENSES

              The Company pays the administrative expenses of the Plan,
                 including any expenses and fees of Vanguard Fiduciary Trust Company, the Trustee.

           USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) INVESTMENTS

          During 2000 and 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                                               Net Appreciation
                                                              (Depreciation) in
                                                          Fair Value of Investments
                                                         ---------------------------
                                                           2000               1999
                                                         ---------           -------
      Common Stock                                       $ 233,349           $26,173
      Shares of Registered Investment Companies           (182,803)           46,570
                                                         ---------           -------
                                                         $  50,546           $72,743
                                                         =========           =======

(4) NON PARTICIPANT-DIRECTED INVESTMENTS

          Effective October 27, 1999, the Cooper Tire and Rubber Company Stock
              Fund, Standard Products Company Stock Fund, and the Vanguard Prime Money Market Fund were non participant-directed investments. Prior to October 27, 1999, the only non participant-directed investment was the Standard Products Company Stock Fund. Information about the significant components of changes in net assets related to the non participant-directed investments is as follows:

                                                                     Year Ended June 30
                                                                  2000               1999
                                                                --------           --------
         Contributions                                          $116,613           $ 66,808
         Interest and dividends                                   35,311              6,869
         Net appreciation in fair value of investment            233,349             26,005
         Other additions                                           1,624                  0
         Benefit payments                                        (24,631)           (19,535)
         Other deductions                                            (20)              (685)
         Transfer (to) from other funds                          (41,714)            47,441

                          The Standard Products Company

                     (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                    Notes to Financial Statements (Continued)

                       Years Ended June 30, 2000 and 1999



(5) FEDERAL INCOME TAXES

         The Plan has received a determination letter from the Internal Revenue
             Service dated February 7, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


(6)      RELATED-PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by the Trustee, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.


(7)      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500:

                                                                          JUNE 30, 1999
                                                                          -------------
              Net assets available for benefits per the financial
                statements                                                 $1,752,971

              Amounts allocated to withdrawing participants
                                                                               (4,016)
                                                                           ----------
              Net assets available for benefits per the Form 5500
                                                                           $1,748,955
                                                                           ==========

                          The Standard Products Company

                     (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                    Notes to Financial Statements (Continued)

                       Years Ended June 30, 2000 and 1999



(7) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500, continued

          The following is a reconciliation of benefits paid to participants according to the financial statements to the Form 5500:

                                                                                               Year Ended June 30
                                                                                            2000                1999
                                                                                          ---------           ---------
              Benefits paid to participants per the financial statements                  $ 104,980           $ 122,031

              Add-Amounts allocated to withdrawing participants at June 30, 2000
                 and 1999                                                                         0               4,016

              Less-Amounts allocated to withdrawing participants at June 30,
                 1999 and 1998                                                               (4,016)             (6,011)
                                                                                          ---------           ---------
              Benefits paid to participants per the Form 5500                             $ 100,964           $ 120,036
                                                                                          =========           =========

           Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to June 30 but not yet paid as of that date.


(8) SUBSEQUENT EVENTS

         Effective July 1, 2000, the employer matching contribution will be invested in the Cooper Tire and Rubber Company Stock Fund.

                         The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                          EIN: 34-0549970 - Plan: 014

     Schedule H, Line 4(i)-Schedule of Assets Held for Investment Purposes
                                 At End of Year

                              As of June 30, 2000



    SHARES/                                                                                                           CURRENT
   PAR VALUE                               DESCRIPTION                                             COST                VALUE
   ---------        --------------------------------------------------------------              ----------           ----------
     29,479         *Cooper Tire & Rubber Company Stock Fund                                    $  352,856           $  327,957

     23,917         *Vanguard Windsor II Fund                                                      657,957              586,454

      1,598         *Vanguard 500 Index Fund                                                       198,612              214,355

    655,112         *Vanguard Prime Money Market Fund                                              655,112              655,112

     12,739         *Vanguard STAR Fund                                                            220,078              224,327

     86,052         *Vanguard Retirement Savings Trust                                              86,052               86,052

        N/A         *Participant Loans, interest rates ranging from 8.50% to 9.50%                      --               53,529
                                                                                                ----------           ----------
                                                                                  Total         $2,170,667           $2,147,786
                                                                                                ==========           ==========

* Represents a party-in-interest

                         The Standard Products Company

                    (Gaylord, Michigan Plant) UAW Local 388

               Collectively Bargained Savings and Retirement Plan

                          EIN: 34-0549970 - Plan: 014

           Schedule H, Line 4(j)-Schedule of Reportable Transactions

                        For the Year Ended June 30, 2000


 During the year ended June 30, 2000, the Plan had the following "reportable transactions", as defined, involving an amount in excess of 5% of the net assets available for plan benefits at the beginning of the year, July 1, 1999:


                                        SALE PROCEEDS/           HISTORICAL
        DESCRIPTION                        PURCHASE                 COST                GAIN (LOSS)
----------------------------            --------------           ----------             -----------
  Category (iii) Series of transactions in excess of 5%:

Standard Products Company
  Stock Fund
   Sales                                   $929,280               $544,761               $384,519
   Purchases                                 45,719                 45,719                    N/A

Cooper Tire & Rubber Company
  Purchases                                 352,856                352,856                    N/A

Vanguard 500 Index Fund
  Sales                                     215,666                199,729                  15,937
  Purchases                                 353,924                353,924                     N/A

Vanguard Windsor II Fund
  Sales                                     240,154                251,857                 (11,703)
  Purchases                                 369,425                369,425                     N/A

Vanguard STAR Fund
  Sales                                      45,109                 44,739                     370
  Purchases                                  78,836                 78,836                     N/A

Vanguard Prime Money Market
  Sales                                     253,468                253,468                      --
  Purchases                                 866,252                866,252                     N/A

Note: The purchase and selling price for each reportable transaction represents its fair value at the time of acquisition or disposition.